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                               September 29, 2005


VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
450 Fifth Street, NW
Washington, D.C. 20549

ATTN:  Jeffrey Riedler, Assistant Director

       Re:    Valera Pharmaceuticals, Inc.:
              Registration Statement on Form S-1 filed March 14, 2005 Commission File No. 333-123288
              -------------------------------------------------------

Dear Mr. Riedler:

        On behalf of Valera Pharmaceuticals, Inc. (the "Company"), we are hereby responding to comments by the staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated May 4, 2004 (the "Comment Letter"), in connection with the above-captioned registration statement (the "Registration Statement"). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response.

        Prospectus Summary, page 1
        --------------------------

        1. We note our prior Comment 7, your response and reissue the comment. The summary section should be a balanced discussion of the most significant factors that relate to your offering. You should revise to provide more disclosure regarding any negative aspects of your company's experiences, strategy and prospects. Adding one paragraph at the end of the summary is not sufficient. The entire summary should be balanced, starting with the first paragraph and following throughout.

        Company Response:
        -----------------

               The Company has added disclosure to the "Prospectus Summary" in response to this comment and the Staff's other comments in this regard.

        2. We note our prior Comment 9, your response and reissue the comment. Vantas and almost all of your potential products are based on your Hydron Technology. Therefore, you should state in the very first sentence that Vantas and your potential products concern drug delivery.

        Company Response:
        -----------------

               The Company believes that the first sentence of the Prospectus accurately describes its business.

               Every product for the treatment of disease requires a delivery method to introduce it into the patient's body so the fact that a company offers products with a delivery method cannot be the identifying characteristic of a drug delivery company. The term "drug delivery company" is used to describe companies that derive the majority of their revenue from the payment of fees by others who have licensed the company's delivery technology. The licensors use that delivery technology as part of the products that they commercialize and sell themselves. Unlike a drug delivery company, the Company derives its revenue from, and its business model is focused on, the commercialization and sale of products for the treatment of urological and endocrine conditions, diseases and disorders. The Company does not now and does not intend to derive any material portion of its revenue by licensing its technology to others. Therefore, the Company believes that the current disclosure accurately reflects its business and that no modification of the first sentence is necessary.

        3. We note our prior Comment 9, your response and reissue the comment. In your original filing, you stated on page 9 that implantation "is generally less well received by patients than injection therapy." Provide this disclosure in the carryover paragraph on pages one and two.

        Company Response:
        -----------------

               The Company has added the requested disclosures to the "Prospectus Summary" in response to the Staff's comment.

        4. Please expand the carryover paragraph on pages one and two to state that Hydron Technology is limited by the amount of drug which can be loaded into an implant due to its small size, the inability of the technology to deliver drugs that are water insoluble and the need for a minor surgical procedure to insert and remove the implant.

        Company Response:
        -----------------

               The Company has added disclosure to the "Prospectus Summary" in response to the Staff's comment and has modified the language on page 12.

        Competitive Strengths, page 2
        -----------------------------

        5. You state that implants using Hydron Technology can be adapted to deliver many different drugs. Given that you have received FDA approval for Vantas only, we believe you should either qualify this statement as being your belief or delete it.

        Company Response:
        -----------------

               The Company has added disclosure to the "Prospectus Summary" in response to the Staff's comment.

        6. As to Vantas, please state whether or not you achieved "fast track," "accelerated" or some similar type of approval for Vantas and whether you are seeking or plan to seek this type of review or approval for your other drug candidates.

        Company Response:
        -----------------

               The Company has added the requested disclosures to the "Prospectus Summary" in response to the Staff's comment.

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        7.     As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

        Company Response:
        -----------------

               The Company believes that the disclosure added in the two paragraphs following the summary of its business strategy adequately and succinctly describes the material risks and obstacles associated with implementing the strategy.

        Risk Factors, page 7
        --------------------

        We have a history..., page 7
        ----------------------------

        8. You have added the word "sustain" throughout this risk factor where you discuss profitability. Since you have never made a profit you should not discuss sustaining profitability.

        Company Response:
        -----------------

               The Company has revised the prospectus to include financial information for the six months ended June 30, 2005. Since the Company was profitable in the first six months of this year, the use of the word "sustain" in this risk factor is appropriate.

        We are dependent on single suppliers..., page 7
        -----------------------------------------------

        9. We note our prior Comment 21 and reissue it in part. Identify all sole source suppliers.

        Company Response:
        -----------------

               The Company has revised the risk factor in response to the Staff's comment.

        We may be unable to obtain additional capital..., page 8
        --------------------------------------------------------

        10. Please state the amount of the royalty payments you made which are tied to sales of Vantas.

        Company Response:
        -----------------

               The Company has revised the risk factor in response to the Staff's comment.

        Because we have operated as a private company...., page 12
        ----------------------------------------------------------

        11. We note our prior Comment 27, your response, and reissue in part. State whether you anticipate questions regarding your current systems and controls. Also, describe in more detail what additional resources will be required and where you believe your resources may be deficient.

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        Company Response:
        -----------------

               The Company believes that this risk factor is appropriate as written. The Company does not anticipate any questions regarding its current systems and controls at this time. However, the Company believes that adding disclosure to that effect would mitigate the risk that is being described. In addition, the Company believes that it has adequately described where its resources may be deficient in the disclosure at the end of the first paragraph of the risk factor where the need to expand financial and accounting staff is discussed.

        Use of Proceeds, page 22
        ------------------------

        12. We note our prior Comment 33, your response and reissue the comment. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the stage of the FDA approval process you expect to complete using the proceeds.

        Company Response:
        -----------------

               As previously noted, the requested specific allocation of proceeds to each product candidate is not currently estimable due to the uncertainties of the drug development process. As such, the Company believes that the current disclosure is appropriate and meets the requirements of Item 504 of Regulation S-K.

        Management's Discussion and Analysis of Financial Condition and Results of Operations
        ------------------------------------------------------------------------

        13. We acknowledge your response to our comment 36 with regards to further disclosure of your research and development projects in process but feel that the revised disclosure is not fully responsive to our comment. Please provide the following disclosures:

               a. The costs incurred during each period presented and to date for each project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

               b. c. and d. We acknowledge your response about the risks and uncertainties associated with completing your research and development projects. You state in your response letter that "the Company believes that selective disclosure of its known future development costs for some products or product candidates and not others could be misleading to prospective investors". In your S-1/A filed on April 20, 2004, page 30, you stated "you cannot reasonably estimate or know the nature, timing and estimated expenses of the efforts necessary to complete the development
               ......from any of our product candidates" We continue to believe that what ever future development costs for products or product candidates are known for a particular phase should be disclosed as requested in our original comment. To the extent that future development costs for certain phases are not known, please state such and disclose why these costs are not known and why (facts and circumstances) a reasonable estimate or range cannot be made.

        Company Response:
        -----------------

               The Company does not track its historical research and develop costs on a project basis as the Company does not have the resources, primarily from a systems perspective, to do so. We have added disclosure to inform the reader of this fact. We have also added language to inform the reader that the vast majority of research and development expenses incurred to date have been related to the development of Vantas.

               The Company acknowledges the reiteration of your comment on the future research and development costs for product candidates. The Company continues to believe that products in Phase II or earlier stages are too difficult to estimate or predict given the uncertainties around clinical and regulatory risks. However, the Company will disclose estimates for future research and development costs of product candidates in Phase III clinical trials or later. The Company has modified the disclosure within Management's Discussion and Analysis to reflect these items.

        14. We acknowledge your response to our comment number 37 regarding critical accounting estimates and policies that estimates at this point have not been material nor are changes in estimates reasonably likely to be material. We continue to believe that your disclosure should eliminate the duplication contained in the notes to your financial statements.

        Company Response:
        -----------------

               The Company believes that its accounting policies regarding revenue recognition, pre-clinical study and clinical trial expenses and stock-based compensation are meaningful to the reader of Managements' Discussion and Analysis. The other policies have been deleted.

        Business, page 39
        -----------------

        15. Where you provide similar or the same disclosure here as in the Summary, please comply with the above comments regarding the Summary here as well.

        Company Response:
        -----------------

               The Company has conformed the disclosure in the "Business" section to the changes it has made to the same or similar disclosures in the "Prospectus Summary" section.

        VP002, page 41
        --------------

        16. We note our prior Comment 43, your response and reissue the comment. You state that results from your Phase II clinical trial showed that all patients were hormonally suppressed. Please quantify this result and explain what clinically relevant means and what percentage is needed to meet this threshold.

        Company Response:
        -----------------

               The Company believes that the relevant information for investors is that patients were hormonally suppressed but that the level of suppression is not material. The Company is of the view that quantifying the hormonal suppression as requested, e.g., <73 pmol/L suppression of peak LH and FSH levels as tested by a GnRH challenge, will inject a level of scientific information that will be difficult to present in the plain English format without significant further explanation and would confuse the average reader without providing any material information.

        Description of Capital Stock, page 73
        -------------------------------------


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


        17. We note our prior Comment 56 and your response. On page 74, disclose what a "qualified offering" is and state here that if the offering is not a "qualified offering," you have not determined whether or not you will proceed with the offering. Also, note that if after circulating prospectuses you determine that the offering will not be a qualified offering and you choose to proceed, you may have to provide additional disclosure to investors.

        Company Response:
        -----------------

               The concept of a "qualified offering" is no longer relevant and, accordingly, we have removed all references to a "qualified offering".

        Notes to Financial Statements
        -----------------------------

        Note 2 Revenue Recognition, F-10
        --------------------------------

        18. We acknowledge your response to comment 62 and your evaluations in meeting the requirements set forth by paragraph 6 and 8 of FAS
               48. With regards to your response to the additional factors that may impair the ability to make a reasonable estimate for returns, you state in response to paragraph 8.c. of FAS 48, that you have employees who have sold similar products with similar types of sales methods. You state that you have used this experience in evaluating likely return patterns. Since your product was only approved by the FDA in October 2004 and represents your sole product being sold, tell us supplementally the relevance of the information derived from your employees experienced in similar matters in evaluating paragraph 8.c. You also state your sales specialists generally confirm utilization of the product and inventory on hand at each customer site to evaluate the likelihood of return. Tell us supplementally the methodology that all your sales specialists use in evaluating the likelihood of returns, how you compile this data and use it in formulating your estimate to conclude that you can reasonably estimate returns

        Company Response:
        -----------------

               When evaluating paragraph 8.c. of SFAS 48, the Company considered its employees' past experiences with similar sales methods. Specifically, the Company has a commercial organization with an average tenure of approximately seven years. These sales persons have called on the Company's current customer base, urologists, and on their previous pharmaceutical employers. In many cases, the Company's sales persons had sold selling competitive LHRH products while with their previous pharmaceutical employers directly to these doctors for advanced prostate cancer treatment. This collective experience of selling prostate cancer therapeutics directly to doctors or physician practice groups allowed them to provide the Company with feedback on how doctors typically utilize these products, how their practices typically function from an economic perspective and how doctors typically order and utilize these products. This data has helped the Company formulate its returns reserve estimates.

               The Company's sales specialists generally follow the following routine when confirming orders with the Company's customers and when evaluating the likelihood of returns:

               o The sales specialists will contact a doctor to follow up on an inquiry about the Company's product, follow up on a request for product, or to simply follow up on the doctor's experience using the product.

               o Before accepting an order, the sales specialists will ask the doctor if they are holding any inventory and, if so, how much. They will then ask the doctor how many patients they are planning to see in the next one or two weeks. These data points will help assure that the doctor is purchasing the Company's products for implant as opposed to building inventory of the Company's product.

               o If the sales specialist becomes aware of a situation in which a doctor has accumulated inventory beyond their expected near term usage, the specialist will contact customer service or the accounting group to discuss the situation. Normally, the specialist will attempt to formulate a usage plan with the doctor. However, if the specialist believes that the product will not be used, they will make sure that the accounting group is aware of this fact.

               o The accounting staff will ensure that there are adequate reserves if this situation arises.

               Finally, there is one other important factor to also consider when evaluating the Company's current returns reserve. The Company has been operating with a limited supply of product as it scales up its operations and also manages issues certain raw materials as discussed in the document. Thus, the Company's sales specialists have been operating with an allocation of product and only selling such product to doctors who express an immediate need for such product. This inherently reduces the risk of product returns as the Company is very selective as to whom it sells its products.

        Note 2 Allowance for Accounts Receivable, F-1l
        ----------------------------------------------

        19. We have read your response and revised disclosure to comment 63 of our April 11, 2005 comment letter. Please confirm that when the accounts receivable for which the return would be applicable is no longer outstanding that you have the right of set off as required by FIN 39 for receivables unrelated to returned goods.

        Company Response:
        -----------------

               The Company acknowledges your follow up comment and has reclassified the returns reserve from a contra-accounts receivable account to a current liabilities account. The financial statements and related footnotes have been revised accordingly.

        Note 9. Stock Options, F-18
        ---------------------------

        20. We may have further comment regarding your response to comments 64 when you include the offering price in your registration statement.

        Company Response:
        -----------------

               The Company notes that the Staff may have further comments when the offering price is included in the registration statement.

        Recent Sales of Unregistered Securities, page II-2
        --------------------------------------------------

        21. We note our prior Comment 67 and reissue it in part. For each of the sales of unregistered securities mentioned in Item 15(a), state in the registration statement to how many accredited investors you sold securities.

        Company Response:
        -----------------

               The Company has revised the disclosure Item 15(a) in response to the Staff's comment.

                                      * * *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 202.220.1454 or to Irene Barberena at 202.220.1267.

                                Very truly yours,

                                /s/  Robert B. Murphy

                                Robert B. Murphy

cc:
Richard B. Aftanas, Esq.



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